Exhibit 21

SUBSIDIARIES OF CANTERBURY PARK HOLDING CORPORATION

Subsidiaries	Jurisdiction of Incorporation
Canterbury Park Concessions, Inc.	Minnesota
Canterbury Development LLC	Minnesota
Canterbury Park Entertainment LLC	Minnesota

Canterbury Development LLC and Canterbury Park Entertainment LLC are 100%-owned directly by Canterbury Park Holding Corporation. Canterbury Park Concessions, Inc. is an indirect subsidiary to Canterbury Park Holding Corporation and is 100%-owned directly by Canterbury Park Entertainment LLC. The financial statements of such subsidiaries are included in the Consolidated Financial Statements of Canterbury Park Holding Corporation.